

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

Joshua Goldstein
General Counsel
Masterworks 025, LLC
497 Broome Street
New York, New York 10013

>   **Re: Masterworks 025, LLC**
>   **Offering Statement on Form 1-A**
>   **Submitted August 4, 2020**
>   **File No. 024-11287**

Dear Mr. Goldstein:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Scott Stringer at (202) 551-3272 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Laura Anthony, Esq.